Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Frequently

Asked Questions

1.	Who is Joby Aviation?

Joby Aviation is a transportation company, designing and manufacturing an all-electric, vertical take-off and landing (eVTOL) aircraft which we intend to operate as a commercial passenger service starting in 2024. We have spent more than 10 years perfecting the design of our piloted, five-seat aircraft which will make clean, quiet, fast and affordable air travel an everyday reality.

2.	Why does the world need air taxis?

While traveling is central to human existence, it’s often painfully inefficient and is only getting worse. By rethinking how air travel is delivered, we can open up new ways of moving around congested cities and under-served rural communities, helping to tackle congestion and climate change at the same time.

We believe eVTOL aircraft can advance progress toward zero-emission aviation, enabling this sector to lead in the creation of a more sustainable mode of transportation.

3.	When will the public be able to ride in a Joby aircraft?

Joby is targeting commercial operations to start in 2024.

4.	How much will it be to buy a Joby aircraft?

We intend to deploy our aircraft ourselves as part of an on-demand, aerial ridesharing service, delivering not just an innovative aircraft to the market, but also an innovative business model. It will not be available for individual sale.

5.	Is this mode of transportation safe?

Safety is not only a prerequisite for any commercial aviation operation, safety is the foundation that enables innovation and will always be key to our success.

Through configuration optimization and system redundancy, we’ve designed an aircraft with safety in mind every step of the way. For example, the aircraft has six motor units but can fly with fewer. We’ve designed the aircraft to take off and land vertically, but it can also perform conventional landings like an airplane. If there’s an issue at the primary landing site, we’ve provided ample reserve capacity in the batteries to divert the aircraft to a nearby landing site, fly around until that site clears, and perform a normal vertical landing.

Regulatory compliance forms the foundation of Joby’s safety culture. In 2018, Joby began a formal FAA aircraft certification program and the aircraft is currently undergoing rigorous flight testing. The certification schedule anticipates Joby receiving FAA type certification in 2023. It is a long and detailed process designed to ensure the aircraft meets the FAA’s established safety standards.

The Joby aircraft will be flown by a pilot, so a passenger can expect an experience that mirrors the ease of conventional ridesharing. The aircraft will be operated with a Federal Aviation Administration (FAA) Part 135 certificate. This means we will comply with FAA requirements regarding areas such as flight operations, maintenance, and training.

6.	What is your collaboration with Toyota?

Toyota invested $394 million as the lead investor in Joby’s Series C financing, but will provide more than pure financial backing. We’re fortunate to have insight into Toyota’s engineering and manufacturing expertise. Toyota engineers are working shoulder to shoulder with Joby engineers on projects.

7.	Why did Joby acquire Uber Elevate?

Joby’s focus until now has been squarely on progressing our aircraft towards certification. But, as commercial passenger operations have come onto our horizon, it was timely to deepen our partnership to accelerate our go-to-market efforts.

Joby Aviation recently finalized the terms of an enhanced relationship with Uber Technologies, Inc. that sets Joby apart in terms of commercial readiness. Under the agreement, the companies will integrate their respective services into each other’s apps, ensuring future customers enjoy seamless multi-modal travel. Joby also acquired Uber Elevate, a division of Uber focused on the air taxi market. The acquisition included key personnel and a suite of software tools focused on multi-modal operations management and demand simulation, fed by Uber’s data.

8.	What is the status of the regulatory process for bringing your aircraft to market?

Joby settled on the design configuration of its aircraft in 2015 and began a formal certification program in 2018. In 2020, Joby became the first eVTOL manufacturer to agree to a ‘G-1’ certification basis for its aircraft with the FAA. This agreement lays out the blueprint that must be met by Joby’s aircraft in order for it to be certified.

The aircraft is anticipated to be certified in 2023.

9.	Who are your investors?

In February, Joby Aviation announced that it intends to complete a merger with Reinvent Technology Partners (RTP), a special purpose acquisition company. The unprecedented transaction values the combined company at $6.6 billion post money, and is expected to provide more than $1.6 billion in cash proceeds. The deal includes $910 million of fully committed funding (inclusive of an $835 million fully committed PIPE) anchored by strategic partners and institutional investors including Uber, The Baupost Group, funds and accounts managed by BlackRock, Baillie Gifford and Fidelity. At the close of this deal, Joby will have secured significantly more funds than any other company in the sector.

Previously, Joby Aviation had raised $820 million in total funding from a broad set of world-class investors. The most recent funding round (Series C, January 2020) was led by Toyota Motor Corporation. Additional investors include: 8VC, Aioi Nissay Dowa Insurance, AME Cloud Ventures, Baillie Gifford, Capricorn Investment Group, Edbi, Emerson Collective, Global Oryx Limited (Abdul Latif Jameel’s family investment arm), Intel Capital, JetBlue Technology Ventures, KTB Ventures, Millennium Technology, SPARX Group, Toyota AI Ventures, Trucks VC, and Uber Technologies, Inc.

10.	Why did Joby choose Reinvent Technology Partners as their SPAC sponsor?

Since our very first meeting, it was clear that Reinvent shared Joby Aviation’s fundamental desire to have a positive, long-term impact on the world. With their venture capital at scale approach, they bring a remarkable set of experience and knowledge that will be very valuable to us as we seek to build a global passenger service.

Joby and Reinvent have developed an unprecedented structure providing for significant long-term alignment. Both parties have agreed to a long-term lock up on founder shares for up to five years, and a robust earnout structure with full vesting not realized until the share price reaches $50 per share (implying over a $30 billion market capitalization). Major stockholders and key executives of Joby have agreed to enter into separate lockup agreements as well.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.